SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
6451-C EL CAMINO REAL
CARLSBAD, CA 92009
760.918.1860

                                            November 17, 2006

VIA EDGAR AND FAX

Mr. John Cash
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:          Sub Surface Waste Management of Delaware, Inc.
Form 10-KSB for the Fiscal Year Ended September 30, 2005
Form 10-QSB for the Fiscal Quarter Ended December 31, 2005
Form 10-QSB for the Fiscal Quarter Ended March 31, 2006
Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

Dear Mr. Cash:

We are continuing to research and prepare complete and accurate responses to the letter of comments dated October 4, 2006. As previously advised, we have limited financial resources and personnel, and as result we were unable to prepare and file our responses to the comments by October 29, 2006, as we previously advised in our letter of October 16, 2006. Accordingly, we respectfully request an extension of time until December 8, 2006 to allow us and our advisors to fully research and prepare complete and accurate responses to the comments.

We thank you in advance for your assistance in this matter and should you have any questions, do not hesitate in calling me.

Sincerely, SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.

By:	/s/ Conrad Nagel
Conrad Nagel
Chief Financial Officer